UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 01, 2023

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to Material Agreements

Amendment to MAK Cooperation Agreement

On August 29, 2023, Yatra Online, Inc. (the “Company,” “we” or “our”) entered into the First Amendment to the Cooperation Agreement (“First Amendment to MAK Cooperation Agreement”) amending that certain Cooperation Agreement dated July 17, 2022 with MAK Capital One L.L.C. and MAK CAPITAL FUND LP (as amended, the “MAK Cooperation Agreement”). Pursuant to the First Amendment to MAK Cooperation Agreement, Mr. Michael A. Kaufman will be nominated to serve as a Class I director of the Board of Directors, for a term of office that expires at the 2026 Annual General Meeting of Shareholders. If at any time during the term of the MAK Cooperation Agreement or any time during the tenure of Investor Group Designee’s (as defined in the MAK Cooperation Agreement) directorship commencing from his appointment at the 2023 Annual General Meeting of Shareholders, whichever is longer, the MAK Investor Group’s (as defined in the MAK Cooperation Agreement) Net Long Position (as defined in the MAK Cooperation Agreement) falls below the lesser of 10.0% of the Company’s then outstanding Ordinary Shares and 6,085,150 Ordinary Shares, the Investor Group Designee is obligated to immediately tender his resignation from the Board of Directors. In addition, the First Amendment to MAK Cooperation Agreement extends the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the 2024 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the Investor Group Designee.

Amendment to Maguire Cooperation Agreement

On August 29, 2023, the Company entered into the First Amendment to the Cooperation Agreement (“First Amendment to Maguire Cooperation Agreement”) amending that certain Cooperation Agreement dated January 17, 2022 with The 2020 Timothy J. Maguire Investment Trust (as amended, the “Maguire Cooperation Agreement”). Pursuant to the First Amendment to Maguire Cooperation Agreement, Mr. Roshan Mendis will be nominated to serve as a Class I director of the Board of Directors, for a term of office that expires at the 2026 Annual General Meeting of Shareholders. After a period of one year from the date of execution of the First Amendment to Maguire Cooperation Agreement, either of the parties thereto may terminate the agreement by giving a 90 days prior written notice to the other party. If the Maguire Cooperation Agreement is so terminated, Mr. Mendis is obligated to immediately tender his resignation from the Board of Directors. In addition, the First Amendment to Maguire Cooperation Agreement extends the Standstill Period (as defined in the Maguire Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) the date of the 2026 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the New Director (as defined in the Maguire Cooperation Agreement) (or Replacement Director (as defined in the Maguire Cooperation Agreement)).

Second Amendment to Note Purchase Agreement

Further, the Company and MAK Capital Fund, LP (“MAK”), an affiliate of Michael A. Kaufman, entered into the Second Amendment (the “Second Amendment”) dated August 29, 2023 to the Note Purchase Agreement dated October 5, 2022, by and between the Company and MAK to extend the timeline to obtain the Nasdaq Approval (as defined in the Second Amendment) at the 2023 Annual General Meeting of Shareholders to be held by September 30, 2023.

The foregoing description of the First Amendment to MAK Cooperation Agreement, the First Amendment to Maguire Cooperation Agreement and the Second Amendment is only a summary and is qualified in its entirety by reference to the First Amendment to MAK Cooperation Agreement, the First Amendment to Maguire Cooperation Agreement and the Second Amendment attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	First Amendment to Cooperation Agreement, dated August 29, 2023, among Yatra Online, Inc. and MAK Capital One L.L.C. and MAK CAPITAL FUND LP
99.2	First Amendment to Cooperation Agreement, dated August 29, 2023, between Yatra Online, Inc. and The 2020 Timothy J. Maguire Investment Trust
99.3	Second Amendment to Note Purchase Agreement, dated August 29, 2023, between Yatra Online, Inc. and MAK Capital Fund, LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: September [1], 2023	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer